FILED BY MASTERBRAND, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICAN WOODMARK CORPORATION
COMMISSION FILE NO. 000-14798

Associate Town Hall Script – Internal Use Only

SLIDE 1 – Welcome slide
SLIDE 2-3 – Forward Looking Statements and Additional Information

SLIDE 4
What We Announced

•	Hello everyone, thank you for joining me today.

•	Yesterday was an exciting day for MasterBrand. In today’s meeting, we’re going to focus on the big announcement we made yesterday, which is that we are going to combine with American Woodmark.

•	Joining with American Woodmark will better position us to serve the evolving needs of our customers and provide consumers with more choice and access, setting us up for long-term success.

•
I want to take some time to walk through why the Board, the leadership team and I are excited about what this merger means and how it will deliver benefits to our company, associates, and all our stakeholders.

•	Importantly, I’ll discuss the road ahead and share as much as I can at this point in the process.

SLIDE 5
Why American Woodmark? Why Now?

•	This merger marks the beginning of our next chapter, which I believe will create compelling opportunities for all of our customers, shareholders, and you.

•	You are likely already familiar with American Woodmark, but for those of you who aren’t, I wanted to share some background.

•
American Woodmark is a leading North American cabinetmaker. It offers a large portfolio of stock and value semi-custom brands, producing nearly 8.5 million cabinets a year across 18 manufacturing facilities and distribution centers.

•	From that alone, I’m sure you can start to understand why this combination will be so powerful for MasterBrand as we continue to pursue long-term growth opportunities.

•	Over their 45 years in operation, they have remained grounded in core values of customer satisfaction, integrity, teamwork, and excellence.

SLIDE 6
Combination Accelerates Value Delivery

•	Bringing MasterBrand and American Woodmark together will accelerate our strategy, including providing consumers with more choice and access.

•	We have made great progress as a public company over the past three years, including through the successful acquisition and integration of Supreme Cabinetry Brands.

•
Combining with American Woodmark builds on that positive momentum by reinforcing our comprehensive portfolio of world-class products and brands, and enabling the combined company to reach more customers across categories and price points.

•	American Woodmark’s portfolio will increase our reach into stock and value semi-custom products.

•	We will also benefit from strengthened dealer and distribution networks, broadened direct channel partnerships, and expanded geographic reach.

•	All of this will enable us to provide even better service to our channel partners.

•
In addition, we will have a stronger combined financial profile and enhanced capital flexibility, allowing us to increase investments in growth and technology to drive efficiencies and enhance our customers’ experience.

•
To put it simply, we will become a larger and stronger organization, guided by our complementary cultures and customer-centric strategy, which will create new and exciting opportunities for MasterBrand and our associates across the company.

SLIDE 7
Bringing Together Two Highly Complementary Businesses for the Benefit of Shareholders and Customers

•	Let me dive a bit deeper into why our businesses make sense together.

•	MasterBrand’s industry leadership and unmatched product portfolio will be further enhanced by American Woodmark’s focus on stock and value semi-custom products.

•	Our companies make a great match, and our complementary strengths will enable us to become a larger and more efficient company that is better positioned to serve our channel partners.

•
For example, MasterBrand’s emphasis on operational excellence with a focus on digital, data, and analytics solutions, and American Woodmark’s long history of investing in advanced automation technologies, reflect a deep alignment between our two businesses that will set up the combined company for long-term success.

•	This is what makes me so confident in our bright future with American Woodmark.

•	Together, we will have a unified mission and purpose to serve our customers with excellence.

SLIDE 8
Combines Cultural Strengths to Drive Purpose-Led Value Creation

•	Our alignment with American Woodmark extends beyond our business objectives.

•	Through my conversations with the American Woodmark leadership team, their culture and The MasterBrand Way share many core values.

•	This leads me to my next point - how we plan to bring our companies together.

•	Upon closing, the MasterBrand Board will be expanded to include 3 directors from American Woodmark.

•	I will serve as Chief Executive Officer of the combined company, and our current Board Chair, David Petratis, will serve as Chair of the combined company’s Board.

•	The leadership team and future combined organizational structure will be worked out in the coming weeks. But for now, our leadership teams will operate as usual.

•	Following the closing of the transaction, the combined company will be called MasterBrand, and will be headquartered here in Beachwood, OH.

•	We will also maintain a significant presence in Winchester, VA, which is where the American Woodmark headquarters is located.

•	Though the combined company will be called MasterBrand, both MasterBrand and American Woodmark will maintain a commitment to growing each company’s legacy brands, which our partners know and trust.

•
As it relates to how we will integrate both companies together, in the coming weeks we will form an integration planning team, composed of leaders from both MasterBrand and American Woodmark, to develop a thoughtful integration plan.

•	Nat Leonard, our EVP, Corporate Strategy and Development, will lead this process

SLIDE 9:
Next Steps / Closing

•	I know this is a big announcement and everyone will have a lot of questions.

•	Please keep in mind that today is just day one, so we are extremely limited in what we can share at this time.
•	We’ll answer as many questions as we can as move through it, but I ask that you remain patient with me, and with your leaders, because there is a lot still to do.

•	For now, please refer to the Associate FAQs that were attached in my email to you yesterday. You can also reach out to your manager, or email the Ask A Question @ Masterbrand Dot Com email address.

•
We learned a lot through our integration with Supreme, and we are committed to putting that into practice and ensuring a seamless integration. We will be thoughtful and transparent throughout the process.

•	It is this alignment and commitment to our associates gives me confidence that we will achieve a smooth and successful integration process after the transaction closes.

•	Together, we will aim to empower our customers, partners, and communities.

•	Again, I know this is a major announcement, but this is only the first step.

•	Until the transaction is closed, which we expect to occur in early 2026, MasterBrand and American Woodmark will continue to operate separately and independently.

•	Nothing changes today. As a business, right now our priorities stay the same. We are still focused on our SD initiatives: Align to Grow, Lead through Lean and Tech Enabled.

•	I ask that you also stay focused on your day-to-day responsibilities, working safely and delivering high-quality products for our customers.

•	In closing, I want to again emphasize what a landmark moment this is for MasterBrand and our evolution as a company.

•
This announcement would not have been possible without your relentless hard work and dedication, and I thank you for continuing to support our company, each other, and all of our customers as we move forward.

•	We have a lot to look forward to as we build on our foundation of success and unlock new long-term growth opportunities.

•	I am excited for the future and to Building Great Experiences along with American Woodmark.

•	Thank you.

Forward-Looking Statements

Certain statements contained in this communication, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand, Inc.’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand, Inc. or American Woodmark Corporation, as applicable. Although Masterbrand, Inc. and American Woodmark Corporation, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark Corporation’s shareholders or MasterBrand, Inc.’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of Masterbrand, Inc. to successfully integrate American Woodmark Corporation into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected.  Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, American Woodmark Corporation’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, and other Masterbrand, Inc. and American Woodmark Corporation filings with the SEC.

The forward-looking statements included in this communication are made as of the date of this communication and, unless legally required, neither Masterbrand, Inc. nor American Woodmark Corporation undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this communication.

Additional Information and Where to Find It

Masterbrand, Inc. intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a joint proxy statement of Masterbrand, Inc. and American Woodmark Corporation that will also constitute a prospectus of Masterbrand, Inc. Each of Masterbrand, Inc. and AMERICAN WOODMARK CORPORATION may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that Masterbrand, Inc. or AMERICAN WOODMARK CORPORATION may file with the SEC.  Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of MASTERBRAND, INC. and AMERICAN WOODMARK CORPORATION. INVESTORS AND SHAREHOLDERS OF MASTERBRAND, INC. AND AMERICAN WOODMARK CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, INC., AMERICAN WOODMARK CORPORATION, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and joint proxy statement/prospectus and other documents filed by Masterbrand, Inc. or American Woodmark Corporation with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by Masterbrand, Inc, including the Registration Statement and the joint proxy statement/prospectus, on Masterbrand, Inc.’s website at https://masterbrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark Corporation, including the joint proxy statement/prospectus, on American Woodmark Corporation’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, Masterbrand, Inc.’s or American Woodmark Corporation’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Masterbrand, Inc., American Woodmark Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MASTERBRAND, INC. is set forth in MASTERBRAND, INC.’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.”  Additional information regarding ownership of Masterbrand, Inc. securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark Corporation is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June 25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark Corporation securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the joint proxy statement/prospectus carefully if and when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Masterbrand, Inc. or American Woodmark Corporation using the sources indicated above.

 Town Hall Meeting  August 7, 2025  © MasterBrand Cabinets LLC

 Forward Looking Statements  Certain statements contained in this communication, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand, Inc.’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand, Inc. or American Woodmark Corporation, as applicable. Although Masterbrand, Inc. and American Woodmark Corporation, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark Corporation’s shareholders or MasterBrand, Inc.’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of Masterbrand, Inc. to successfully integrate American Woodmark Corporation into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, American Woodmark Corporation’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, and other Masterbrand, Inc. and American Woodmark Corporation filings with the SEC.   The forward-looking statements included in this communication are made as of the date of this communication and, unless legally required, neither Masterbrand, Inc. nor American Woodmark Corporation undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this communication. Other statements contained in this presentation regarding items that are not historical facts or that involve predictions.  2

 Additional Information  Masterbrand, Inc. intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a joint proxy statement of Masterbrand, Inc. and American Woodmark Corporation that will also constitute a prospectus of Masterbrand, Inc. Each of Masterbrand, Inc. and AMERICAN WOODMARK CORPORATION may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that Masterbrand, Inc. or AMERICAN WOODMARK CORPORATION may file with the SEC. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of MASTERBRAND, INC. and AMERICAN WOODMARK CORPORATION. INVESTORS AND SHAREHOLDERS OF MASTERBRAND, INC. AND AMERICAN WOODMARK CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, INC., AMERICAN WOODMARK CORPORATION, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and joint proxy statement/prospectus and other documents filed by Masterbrand, Inc. or American Woodmark Corporation with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by Masterbrand, Inc, including the Registration Statement and the joint proxy statement/prospectus, on Masterbrand, Inc.’s website at https://masterbrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark Corporation, including the joint proxy statement/prospectus, on American Woodmark Corporation’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, Masterbrand, Inc.’s or American Woodmark Corporation’s website is not incorporated by reference into this communication.  No Offer or Solicitation  This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Participants in the Solicitation  Masterbrand, Inc., American Woodmark Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MASTERBRAND, INC. is set forth in MASTERBRAND, INC.’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.” Additional information regarding ownership of Masterbrand, Inc. securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark Corporation is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June 25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark Corporation securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the joint proxy statement/prospectus carefully if and when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Masterbrand, Inc. or American Woodmark Corporation using the sources indicated above.  3

 4

 Leading North American cabinetmaker  Large portfolio of stock and value semi-custom brands  Produces nearly 8.5 million cabinets each year   18 manufacturing facilities and distribution centers  Headquartered in Winchester, Virginia  Guiding principles of customer satisfaction, integrity, teamwork & excellence through innovation

 6  Advances Investment in Innovation to Accelerate the Next Generation of Growth to Elevate the Customer Experience  Enhances the Industry’s Most Diversified Portfolio of World-Class Brands and Products Covering the Full Price Spectrum  Combined Company to Benefit from Highly Complementary Cultures and Customer-Centric Strategic Alignment  3  5  Strengthens Channel Partnerships, Expands Geographic Reach, and Broadens Dealer & Distribution Networks of Both Companies  4  Expects to Unlock Meaningful Cost Synergies and Commercial Growth Opportunities to Accelerate and Amplify Value Creation  1  Fortifies Financial Profile and Enhances Capital Flexibility  2  6  Transaction Accelerates Value Delivery to Customers, Associates, and Shareholders

 Brings Together Two Highly Complementary American Businesses, Benefitting MasterBrand & American Woodmark Shareholders and Customers  Operational excellence with focus on digital, data, and analytics solutions  Well-established industry player with largest distribution network  Comprehensive product and brand portfolio  Builder / Retail focused with customer service driving legacy of excellence  Focus on innovation and on-trend products at attractive price points  Long history of investing in advanced automation technologies to drive efficiencies  Unified Mission and Purpose to Optimally Serve Our Customers  Strategic fit of strengths in products, channels, and price points  Deliver enhanced value to retailer and dealer-distributor customers through more sophisticated marketing capabilities  Builders to benefit from a seamless experience with more extensive network of end-to-end service offerings  Strong cultural alignment rooted in a shared commitment to customer focus and operational excellence

 Combined Company to Benefit from Highly Complementary Cultures and Customer-Centric Strategic Alignment  8  Responsible corporate citizen  Dedicated to a   safe & inclusive workplace  Commitment to community impact  Trusted partner to customers  Focus on shared success with suppliers  Built on Shared Values, Empowering Customers, Partners, and Communities

 Next Steps  Today is just the first   of many steps  Transaction expected to close in early 2026  We operate separately and independently until then  Dedicated team working to close the transaction  Responsibilities and priorities stay the same   For now, stay focused on working safely and delivering high-quality products.  Thank you for your hard work and dedication to get us to this exciting moment. We are Building Great Experiences Together!  We’re committed to   keeping you informed  Integration process will be thoughtful, leveraging learnings from Supreme  Questions?   Reach out to your manager   Email: askaquestion@masterbrand.com